==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          --------------------------

                                SCHEDULE 13D/A
                  under the Securities Exchange Act of 1934*
                              (Amendment No. 11)

                          --------------------------

                  QUILMES INDUSTRIAL (QUINSA) SOCIETE ANONYME
                               (Name of Issuer)

                            QUILMES INDUSTRIAL S.A.
                  (Translation of Issuer's Name into English)

                          --------------------------

                   CLASS B COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 2
              CLASS B COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED
                           BY AMERICAN DEPOSITARY RECEIPTS
                        (Title of Class of Securities)

                          --------------------------

                                   74838Y20
                                (CUSIP Number)

                          --------------------------

                             CARLOS ALVES DE BRITO
                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
      RUA DR. RENATO PAES DE BARROS, NO 1.017, 3o ANDAR CJS. 31 E 32
                            04530-001 SAO PAULO, SP
                                    BRAZIL
                               (55-11) 2122-1505

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                          --------------------------

                                   COPY TO:
                              DAVID MERCADO, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000
                          --------------------------
                                 MAY 28, 2004
                 (Date of Event to Which This Filing Relates)
------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (NOT APPLICABLE)
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [_]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS B COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       64.59%*
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------


*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
------- ------------------------------------------------------------------------
  1     Names of Reporting Persons
        FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA

        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
------- ------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
  2     (a)  [x]
        (b)  [_]
------- ------------------------------------------------------------------------
  3     SEC Use Only
------- ------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        OO
------- ------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e)     [_]
------- ------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
--------------------------------------------------------------------------------
 11     Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B COMMON SHARES*
------- ------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [_]
------- ------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      64.59%*
------- ------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         BRACO S.A.

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         -- CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         -- CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         -- CLASS B COMMON SHARES*
-------- -----------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         --%*
-------- -----------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         Federative Republic of Brazil
-------- -----------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS B COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       64.59%*
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         JORGE PAULO LEMANN

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS B COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       64.59%*
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
-------- -----------------------------------------------------------------------

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       64.59%
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         MARCEL HERRMANN TELLES

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [_]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         Owned by Each              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS B COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       64.59%*
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ, an indirect subsidiary of AmBev, acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan, an indirect subsidiary of AmBev, also acquired 230,920,000 Class A Common Shares of the Issuer from BAC. In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.92% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Braco has transferred all AmBev common shares and all ECAP shares held by it to Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), one of the SB Group Companies controlled by Messrs Lemann, Telles and Sicupira. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

Item 1.   Security and Issuer.

          This Report on Schedule 13D relates to the Class B common shares, without par value, of Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 2.   Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by (i) Companhia de Bebidas das Americas - AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"), (ii) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"), (iii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (iv) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (v) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (vi) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira"), and
(vii) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles") (collectively, the "Reporting Persons").

          AmBev is a holding company, the subsidiaries of which produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages primarily in Brazil. The address of AmBev's principal offices (where AmBev carries out its principal business) is Rua Dr. Renato Paes de Barros, no 1.017, 3o andar cjs. 31 e 32, 04530-000, Sao Paulo, SP, Brazil. Prior to February 3, 2003, AmBev's principal offices were located at Rua Maria Coelho Aguiar, 215, Bloco F-6o andar, CEP 05804-900, Sao Paulo,
SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of AmBev are set forth in Annex A to this Schedule 13D.

          Fundacao is a tax-exempt charitable foundation. The address of Fundacao's principal offices (where Fundacao carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11.o andar, cj. 1101, CEP 04538-132, Sao Paulo, SP, Brazil. Prior to April 25, 2003, Fundacao's principal offices were located at Alameda Itu 852. no 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D.

          ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are now owned by Braco Investimentos S.A. (formerly Tinsel Participacoes Ltda.), a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco Investimentos") controlled by Messrs. Lemann, Telles and Sicupira. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D.


          Braco is an investment company. Substantially all the assets of Braco, which consisted of shares of AmBev and ECAP, have been transferred to Braco Investimentos in connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this Schedule 13D.

          Braco was itself controlled by S-Braco Participacoes S.A. ("S-Braco"), an investment company, substantially all the assets of which consisted of shares of AmBev and Braco. 50%, 25% and 25%, respectively, of the common shares of S-Braco were indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four Brazilian holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia", and together with Santa Judith, Santa Irene and Santa Estela, the "Santas"). In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, (i) all AmBev Common Shares previously owned by S-Braco were transferred to Braco, (ii) S-Braco and the Santas were dissolved and, most recently, (iii) Braco transferred all of the AmBev Common Shares (including the AmBev Common Shares originally held by S-Braco) and all of the ECAP shares held by it to Braco Investimentos. Messrs. Lemann, Telles and Sicupira currently indirectly own, respectively, approximately 42.12%, 18.82% and 15.17% of the voting shares and total capital stock of Braco Investimentos. Upon completion of the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira will indirectly own, respectively, 50%, 25% and 25% of the successor to S-Braco, which will own (through BRC S.A.) approximately 81.63% of the voting shares and total capital stock of Braco Investimentos.

          Mr. Lemann is a partner of GP Investimentos Ltda., an officer of Braco and Braco Investimentos, the President of ECAP, a director of Quinsa and QIB and member of the board of directors of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil.

          Mr. Sicupira is a partner of GP Investimentos Ltda., an officer of Braco, Braco Investimentos and ECAP, a director of Quinsa and QIB and member of the board of directors of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil.

          Mr. Telles is a partner of GP Investimentos Ltda., a co-chairman of the Board of Directors of AmBev, an officer of Braco, Braco Investimentos and ECAP and a trustee of Fundacao. His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

          On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, entered into a shareholders agreement (the "Original AmBev Shareholders Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries (which include Brahma and Antarctica). In the Original AmBev Shareholders Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev common shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev common shares in accordance with the wishes of the party holding the greatest number of AmBev common shares, except that certain fundamental matters will require unanimity. The Original AmBev Shareholders Agreement also contains, among others, terms and conditions with respect to (i) rights of first refusal for the acquisition of shares that a party intends to dispose of, (ii) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (iii) rights of first refusal to exercise subscription rights that a party intends to dispose of, (iv) buy-sell rights beginning 30 months after the date of execution of the Original AmBev Shareholders Agreement pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (v) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders.

          In connection with the Contribution and Subscription Agreement referred to above, on March 2, 2004, the Fundacao, Braco, ECAP (the "Shareholders"), AmBev and Mr. Lemann, Mr. Sicupira, Mr. Telles and Interbrew S.A., as intervening parties, executed the first amendment to the Original AmBev Shareholders Agreement (the "First Amendment to the Original AmBev Shareholders Agreement") to, among other things, (i) provide that each of the Shareholders may appoint two observers to the meetings of the board of directors of AmBev, without a right to vote; (ii) create a financial committee and an audit committee, and (iii) provide that Braco and ECAP shall have the right to elect, from among the directors they are entitled to appoint, one effective member and the respective alternate appointed by Interbrew; (iv) eliminate the right of first refusal, (v) restrict the disposal of shares, directly or indirectly, by the Shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of Interbrew is shared with Mr. Lemann, Mr. Sicupira and Mr. Telles, except for the indirect disposal of shares among Mr. Lemann, Mr. Sicupira and Mr. Telles or to Interbrew or its affiliates and other limited exceptions, (vi) terminate the provisions relating to purchase and sale option of the Shareholders, and (vii) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundacao is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundacao. Furthermore, the First Amendment to the Original AmBev Shareholders Agreement provides for the amendment of the AmBev by-laws to increase the mandatory minimum dividend to 35%.

          Braco Investimentos has succeeded to the rights and obligations of Braco under the AmBev Shareholders' Agreement, as amended.

          On August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco, ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-Braco, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-Braco shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-Braco, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-Braco, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (i) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-Braco, Braco, ECAP and AmBev and (ii) prohibiting the pledging of shares of S-Braco, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares. Notwithstanding the dissolution of S-Braco and the Santas or any other transaction in connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira have entered into an agreement confirming that their relationship with respect to their interests in Braco Investimentos, ECAP and AmBev will continue to be governed by substantially similar arrangements.

          Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of the Quinsa Class B Shares, and the joint Schedule 13D of the Reporting Persons is herein referred to as "this Schedule 13D".

          (d), (e) During the last five years, none of the Reporting Persons or any executive officer or director of the Reporting Persons or any person controlling any of the Reporting Persons or any executive officer or director of a controlling shareholder of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On March 3, 2004, the SB Group Companies entered into a Contribution and Subscription Agreement pursuant to which they have agreed, upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, to transfer all of the issued and outstanding AmBev Common Shares beneficially owned by the reporting persons by virtue of their interests in the SB Group Companies to Interbrew in exchange for 141,712,000 newly-issued ordinary shares of Interbrew.

Item 4.   Purpose of Transaction.

          This Item 4 is hereby amended and supplemented as follows:

          (b), (e) The Reporting Persons have been informed that on May 24, 2004, Labatt Brewing Company Limited ("Labatt"), a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew, transferred to an indirect subsiduary of Interbrew that is not a subsidiary of Labatt (1) its approximately 30% equity interest (the "Femsa Cerveza Interest") in FEMSA Cerveza, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico, and (2) its 100% interest in Labatt Holdings, Inc., a Delaware corporation that holds, directly and indirectly, Labatt's interest in LF Holdings I L.L.C. and LF Holdings II L.L.C. (collectively, "Labatt USA").

          As a result of these transfers, AmBev will not acquire ownership of the Femsa Cerveza Interest or Labatt's interest in Labatt USA in connection with the Incorporacao (as defined below). Accordingly, at the time the merger of Labatt Brewing Canada Holding Ltd. ("Mergeco") (which will own Labatt at such time) into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao") is consummated, the number of AmBev shares to be issued by AmBev to Interbrew (or its subsidiaries) pursuant to the Incorporacao will be adjusted by reducing the number of AmBev common shares to be issued from 9,532,468,614 to 7,866,181,882 AmBev common shares and by reducing the number of AmBev preferred shares to be issued from 13,812,648,539 to 11,398,181,319 AmBev preferred shares.

          The information contained in Item 2 and Item 6 below and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information contained in Item 2 and Item 4 and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Other than as described in this Schedule 13D or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Quinsa, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.           Material to Be Filed as Exhibits.


Exhibit No.         Description
-----------         -----------

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit
                    2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.         Description
-----------         -----------

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11                Resolution of the Office of Competition, Deregulation and

                    Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit 2.14 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15                Lock-up Agreement dated March 3, 2004 among Interbrew, Mr.
                    Lemann, Mr. Sicupira and Mr. Telles

Exhibit No.         Description
-----------         -----------

                    (incorporated by reference to Exhibit 2.15 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.16 First Amendment to the AmBev Shareholders Agreement dated March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.17 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.18 Form of Amended and Restated Interbrew By-laws (English Translation) (incorporated by reference to Exhibit 2.18 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.19 Form of Amended Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.19 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.20 Form of Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.20 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.21 Letter dated March 2, 2004 to Mr. Lemann, Mr. Scipura and Mr. Telles (incorporated by reference to Exhibit 2.21 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.22 Consent and Indemnity Agreement, dated as of May 24, 2004, among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to Exhibit 2.22 to Amendment No. 10 to
                    Schedule 13D relating to Quinsa, filed on May 27, 2004, by AmBev).

2.23 Press Release of AmBev dated May 24, 2003, in connection with the FEMSA Agreements (incorporated by reference to Exhibit 2.23 to Amendment No. 10 to
                    Schedule 13D relating to Quinsa, filed on May 27, 2004, by AmBev).

99.1                Joint Filing Agreement Pursuant to Rule 13d-1
                    (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Schedule 13D relating to Quinsa, filed on June 13, 2003, by AmBev).

                                    ANNEX A

               Information Required as to Executive Officers and
           Directors of AmBev, Braco, ECAP and Trustees of Fundacao

                   DIRECTORS AND EXECUTIVE OFFICERS OF AMBEV

-------------------- ------------ --------------------------------------------- -----------------------------------------------
       NAME          CITIZENSHIP             BUSINESS ADDRESS                                 PRESENT PRINCIPAL
                                                                                                  OCCUPATION
                                                                                                 OR EMPLOYMENT
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no             Partner of GP Investimentos Ltda.; Co-Chairman
Telles                            1.017, 3oandar cjs. 31 e 32                   of the Board of Directors of AmBev; member of
                                  04530-001, Sao Paulo, SP - Brazil             the Board of Directors of Quinsa and QIB; Officer
                                                                                of Braco, Braco Investimentos and ECAP; Trustee of
                                                                                Fundacao
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no             Co-Chairman of the Board of Directors of
Marchi                            1.017, 3o andar cjs. 31 e 32                  AmBev; member of the Board of Directors of
                                  04530-001, Sao Paulo, SP - Brazil             Quinsa; Trustee of Fundacao
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Magim Rodriguez,     Brazil       Rua Dr. Renato Paes de Barros, no             Vice-Chairman of the Board of
Jr.                               1.017, 3o andar cjs. 31 e 32                  Directors of AmBev; member of
                                  04530-001, Sao Paulo, SP - Brazil             the Board of Directors of Quinsa
                                                                                and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos Ltda.;
                                  7o andar, CEP 04538-905, Sao Paulo,           Officer of Braco and Braco Investimentos
                                  SP, Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos Ltda.;
Veiga Sicupira                    7o andar, CEP 04538-905, Sao Paulo,           Officer of Braco, Braco Investimentos and ECAP
                                  SP, Brazil                                    and member of the Board of Directors of Quinsa
                                                                                and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima, 3729 -         Partner of GP Investimentos Ltda.;
Thompson Motta                    7o andar, CEP 04538-905, Sao Paulo,           Officer of Braco, Braco Investimentos and ECAP;
                                  SP, Brazil                                    member of the Board of Directors of
                                                                                Quinsa and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Fersen Lamas         Brazil       Avenida Brigadeiro Fraria Lima, 3729 -        Partner of GP Investimentos Ltda.
Lambranho                         7o andar, CEP 04538-905, Sao Paulo,
                                  SP, Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Vicente Falconi      Brazil       Alameda da Serra 500, 2o andar, Nova          Director of AmBev
Campos                            Lima, MG, Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,              President of Fundacao
Attilio Gracioso                  11o andar, cj. 1101, CEP
                                  04538-132, Sao Paulo, SP, Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------


-------------------- ------------ --------------------------------------------- -----------------------------------------------
Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,              Vice President of Fundacao
Gusmao                            11o andar, cj. 1101, CEP
                                  04538-132, Sao Paulo, SP, Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Diego Fernando       Argentina    Av. Del Libertador 498, 27o andar,            Director of AmBev
Miguens Bemberg1                  Buenos Aires, Argentina
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Carlos Alves de      Brazil       Rua Dr. Renato Paes de Barros, no             Chief Executive Officer of AmBev
Brito                             1.017, 3oandar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Juan Manuel          Brazil       Rua Dr. Renato Paes de Barros, no             International Operations Officer
Vergara Galvis                    1.017, 3o andar cjs. 31 e 32                  of AmBev
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Luis Felipe          Brazil       Rua Dr. Renato Paes de Barros, no             Chief Financial Officer and
Pedreira Dutra                    1.017, 3o andar cjs. 31 e 32                  Investor Relations Officer of
Leite                             04530-001, Sao Paulo, SP - Brazil             AmBev
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no             Retail Officer of AmBev
                                  1.017, 3o andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Claudio Braz Ferro   Brazil       Rua Dr. Renato Paes de Barros, no             Manufacturing Officer of AmBev
                                  1.017, 3o andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Luiz Fernando        Brazil       Rua Dr. Renato Paes de Barros, no             Sales Officer of AmBev
Edmond                            1.017, 3o andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Pedro de Abreu       Brazil       Rua Dr. Renato Paes de Barros, no             Legal Officer of AmBev
Mariani                           1.017, 3o andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Miguel Nuno da       Brazil       Rua Dr. Renato Paes de Barros, no             Marketing Officer of AmBev
Mata Patricio                     1.017, 3o andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------

----------------------
     1 Mr. Diego Fernando Miguens Bemberg does not directly own any Quinsa Class B Shares. Mr. Miguens Bemberg indirectly owns shares in BAC. AmBev has been informed by Mr. Miguens Bemberg that BAC beneficially owns 373,520,000 Quinsa Class A Shares and 6,056,656 shares in QIB (which represent 59.05% and 5.32% of the class of shares outstanding, repectively). BAC does not beneficially own any Quinsa Class B Shares. BAC is a party to the Stock Purchase Agreement, the Pledge Agreement, the Escrow Agreement, the Quinsa Shareholders Agreement, the AmBev Governance Agreement, the AmBev Share Transfer Agreement, the AmBev Registration Rights Agreement and the Letter Agreement. See Items 2, 4 and 6.

                             TRUSTEES OF FUNDACAO

-------------------- ------------ --------------------------------------------- -----------------------------------------------
       NAME          CITIZENSHIP            BUSINESS ADDRESS                                   PRESENT PRINCIPAL
                                                                                                   OCCUPATION
                                                                                                  OR EMPLOYMENT
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,              President of Fundacao Antonio e
Attilio Gracioso                  11o andar, cj. 1101, CEP 04538-132,           Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jose de Maio         Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
Pereira da Silva                  11o andar, cj. 1101, CEP 04538-132,           Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Celso Neves          Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
                                  11o andar, cj. 1101, CEP 04538-132,           Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Dario de Ameida      Brazil       Av. Atlantica, 1440-Apt. 1001                 Trustee of Fundacao Antonio e
Magalhaes                         22021.001-Rio de Janeiro/RJ-Brazil            Helena Zerrenner Instituicao
                                                                                Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no             Co-Chairman of the Board of
Marchi                            1.017, 3o andar cjs. 31 e 32                  Directors of AmBev; and member of
                                  04530-001, Sao Paulo, SP - Brazil             the Board of Directors of Quinsa
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,              Vice President of Fundacao Antonio
Gusmao                            11o andar, cj. 1101, CEP 04538-132,           e Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no             Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o andar cjs. 31 e 32                  Co-Chairman of the Board of Sao
                                  04530-001,                                    Paulo, SP - Brazil Directors of
                                                                                AmBev; member of the Board of Directors
                                                                                of Quinsa and QIB; and Officer of Braco, Braco
                                                                                Investimentos and ECAP
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no             Retail Officer of AmBev
                                  1.017, 3o andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Orlando de Araujo    Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
                                  11o andar, cj. 1101, CEP 04538-132,           Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Geraldo Magela da    Brazil       Av. Brigadeiro Faria Lima, 3900,              Trustee of Fundacao Antonio e
Cruz Quintao                      11o andar, cj. 1101, CEP 04538-132,           Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                         Nacional de Beneficencia
-------------------- ------------ --------------------------------------------- -----------------------------------------------

                        EXECUTIVE OFFICERS OF BRACO(2)

-------------------- ------------ --------------------------------------------- -----------------------------------------------
       NAME          CITIZENSHIP           BUSINESS ADDRESS                                 PRESENT PRINCIPAL
                                                                                                OCCUPATION
                                                                                              OR EMPLOYMENT
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no             Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o andar cjs. 31 e 32                  Co-Chairman of the Board of Directors
                                  04530-001,                                    Sao Paulo, SP - Brazil of AmBev; member
                                                                                of the Board of Directors of Quinsa and
                                                                                QIB; and Officer of Braco, Braco Investimentos
                                                                                and ECAP
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o andar, CEP 04538-905,               Officer of Braco and Braco Investimentos;
                                  Sao Paulo, SP, Brazil                         President of ECAP
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o andar, CEP 04538-905,               Officer of Braco, Braco Investimentos and ECAP
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors of Quinsa
                                                                                and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o andar, CEP 04538-905,               Officer of Braco, Braco Investimentos and ECAP;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors of Quinsa
                                                                                and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------


                         EXECUTIVE OFFICERS OF ECAP(3)

-------------------- ------------ --------------------------------------------- -----------------------------------------------
       NAME          CITIZENSHIP           BUSINESS ADDRESS                               PRESENT PRINCIPAL
                                                                                              OCCUPATION
                                                                                             OR EMPLOYMENT
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no             Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o andar cjs. 31 e 32                  Co-Chairman of the Board of Directors
                                  04530-001,                                    Sao Paulo, SP - Brazil of AmBev; member
                                                                                of the Board of Directors of Quinsa and QIB;
                                                                                and Officer of Braco, Braco Investimentos and ECAP
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o andar, CEP 04538-905,               Officer of Braco and Braco Investimentos;
                                  Sao Paulo, SP, Brazil                         President of ECAP
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o andar, CEP 04538-905,               Officer of Braco, Braco Investimentos and ECAP
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors of Quinsa
                                                                                and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------
Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o andar, CEP 04538-905,               Officer of Braco, Braco Investimentos and ECAP;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors of Quinsa
                                                                                and QIB
-------------------- ------------ --------------------------------------------- -----------------------------------------------

--------------------------
     2 In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.

     3 In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                   COMPANHIA DE BEBIDAS DAS
                                   AMERICAS - AMBEV


                                  by  /s/ Juan Manuel Vergara Galvis
                                      ----------------------------------------
                                       Name: Juan Manuel Vergara Galvis
                                       Title: International Operations Officer

                                  by  /s/ Jose Adilson Miguel
                                      ----------------------------------------
                                       Name: Jose Adilson Miguel
                                       Title: Retail Officer

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                FUNDACAO ANTONIO E HELENA
                                ZERRENNER INSTITUICAO NACIONAL DE
                                BENEFICENCIA

                                by  /s/ Victorio Carlos de Marchi
                                    -------------------------------------------
                                    Name: Victorio Carlos de Marchi
                                    Title: Member of Advisory Board of Trustees

                                by  /s/ Jose Heitor Attilio Gracioso
                                    -------------------------------------------
                                    Name: Jose Heitor Attilio Gracioso
                                    Title: President

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                    Braco S.A.

                                    by  /s/ Jorge Paulo Lemann
                                        -----------------------------
                                         Name: Jorge Paulo Lemann
                                         Title: Officer


                                    by  /s/ Roberto Moses Thompson Motta
                                        ---------------------------------
                                        Name: Roberto Moses Thompson Motta
                                        Title: Officer

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                  EMPRESA DE ADMINISTRACAO E
                                  PARTICIPACOES S.A. - ECAP

                                  by  /s/ Jorge Paulo Lemann
                                      -------------------------------
                                      Name: Jorge Paulo Lemann
                                      Title: Officer

                                  by  /s/ Roberto Moses Thompson Motta
                                      ----------------------------------
                                      Name: Roberto Moses Thompson Motta
                                      Title: Officer

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                      JORGE PAULO LEMANN

                                      by /s/ Jorge Paulo Lemann
                                         ---------------------------
                                         Name:  Jorge Paulo Lemann
                                         Title:

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                      CARLOS ALBERTO DA VEIGA SICUPIRA

                                      by /s/ Carlos Alberto Da Veiga Sicupira
                                         --------------------------------------
                                         Name:  Carlos Alberto Da Veiga Sicupira
                                         Title:

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004

                                      MARCEL HERRMANN TELLES

                                      by  /s/ Marcel Herrmann Telles
                                          -------------------------------------
                                          Name:  Marcel Herrmann Telles
                                          Title:


                                 EXHIBIT INDEX

Exhibit No. Description                                                         Page
----------- -----------                                                         ----
2.1         Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule
            13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2         Stock Purchase Agreement dated as of May 1, 2002, between
            BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by
            AmBev).

2.3         Amendment No. 1 to Stock Purchase Agreement dated as of January
            31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4         Letter Agreement dated January 13, 2002, between AmBev,
            BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5         Quinsa Shareholders Agreement dated as of January 31,
            2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule
            13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6         Registration Rights Agreement dated as of January 31,
            2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to
            Quinsa, filed on February 4, 2003, by AmBev).

2.7         AmBev Share Transfer Agreement dated as of January 31,
            2003, among BAC, Braco, ECAP, Fundacao and AmBev
            (incorporated by reference to Exhibit 2.7 to Amendment No.
            1 to Schedule 13D relating to Quinsa, filed on February 4,
            2003, by AmBev).



Exhibit No. Description                                                         Page
----------- -----------                                                         ----

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule
            13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9         Share Pledge Agreement dated as of January 31, 2003, among
            BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to
            Quinsa, filed on February 4, 2003, by AmBev).

2.10        Escrow Agreement dated as of January 31, 2003, among BAC,
            AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11        Resolution of the Office of Competition, Deregulation and Consumer
            Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa -
            English Translation (incorporated by reference to Exhibit 2.11 to
            Amendment No. 1 to Schedule 13D relating to Quinsa, filed on
            February 4, 2003, by AmBev).

2.12        Contribution and Subscription Agreement dated March 3, 2004 among
            S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to
            Quinsa, filed on March 9, 2004, by AmBev).

2.13        Incorporacao Agreement dated March 3, 2004 among AmBev,
            Interbrew, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to
            Quinsa, filed on March 9, 2004, by AmBev).

2.14        Lock-up Agreement dated March 2, 2004 among EPS and BRC
            (incorporated by reference to Exhibit 2.14 to Amendment No. 9 to
            Schedule 13D relating to Quinsa, filed on March 9, 2004, by
            AmBev).

Exhibit No. Description                                                         Page
----------- -----------                                                         ----

2.15        Lock-up Agreement dated March 3, 2004 among Interbrew, Mr.
            Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to
            Exhibit 2.15 to Amendment No. 9 to Schedule 13D relating to
            Quinsa, filed on March 9, 2004, by AmBev).

2.16        First Amendment to the AmBev Shareholders Agreement dated March
            2, 2004 among Fundacao, Braco and ECAP, as well as AmBev, Mr.
            Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to
            Quinsa, filed on March 9, 2004, by AmBev).

2.17 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule
            13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.18        Form of Amended and Restated Interbrew By-laws (English
            Translation) (incorporated by reference to Exhibit 2.18 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on
            March 9, 2004, by AmBev).

2.19        Form of Amended Stichting By-laws (English Translation)
            (incorporated by reference to Exhibit 2.19 to Amendment No. 9 to
            Schedule 13D relating to Quinsa, filed on March 9, 2004, by
            AmBev).

2.20        Form of Stichting Conditions of Administration (English
            Translation) (incorporated by reference to Exhibit 2.20 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.21        Letter dated March 2, 2004 to Mr. Lemann,
            Mr. Scipura and Mr. Telles (incorporated by reference to
            Exhibit 2.21 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.22 Consent and Indemnity Agreement, dated as of May 24, 2004, among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to Exhibit 2.22 to Amendment


Exhibit No. Description                                                         Page
----------- -----------                                                         ----



             No. 10 to Schedule 13D relating to Quinsa, filed May 27, 2004, by AmBev).

2.23 Press Release of AmBev dated May 24, 2003, in connection with the FEMSA Agreements (incorporated by reference to Exhibit 2.23 to Amendment No. 10 to Schedule 13D relating to Quinsa, filed on May 27, 2004, by AmBev).

99.1        Joint Filing Agreement Pursuant to Rule 13d-1
            (incorporated by reference to Exhibit 99.1 to Amendment
            No. 2 to Schedule 13D relating to Quinsa, filed on June
            13, 2003, by AmBev).
